C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

June 4, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated April 29, 2010 in which you provided comments to our letter dated March 26, 2010. For your convenience, we have reproduced your comments followed by our corresponding responses.

SEC Comment:

1.	We acknowledge your response to our previous comment two. Please revise your disclosure to clarify the relationship between “issues” (see reference to 95 “issues” in your classified list in Note 12 on page 199), “cases” (see reference to 95 “cases” on page 82), and “loan securitizations” (see reference on page 84 to 30 insured first and second lien mortgage “loan securitizations”). If “issues,” “cases” and “loan securitizations” refer to the same thing, please revise your disclosure to use consistent terminology. For example, in footnote 1 to the table on page 199 you indicate that an “issue” represents the aggregate of financial policies that share the same revenue source for purposes of making debt service payments. Is a loan securitization an issue? Page references refer to your 2009 Form 10-K.

MBIA Response:

MBIA refers to the aggregate of insurance policies that are backed by the same revenue source for purposes of making debt service payments as an “issue”. The 95 “cases” and the 30 “loan securitizations” included in your above comment represented “issues” and were counted on the same basis as the 95 issues disclosed in Note 12 of our Form 10-K for the year ended December 31, 2009. A loan securitization is an issue even if multiple policies have been written on it, if all the insurance policies related to the loan securitization are backed by the same revenue source. Each of the loan securitizations referenced in our disclosure is an issue.

In our Form 10-Q for the quarter ended March 31, 2010 we modified the reference to the number of “case basis issues” to simply reference “issues”. Additionally, in our Form 10-Q for the quarter ended March 31, 2010 we modified the reference to the number of “insured first and second-lien mortgage loan securitizations” to reference “issues containing first and second-lien mortgage loan securitizations”. In future filings, we will ensure that we provide appropriate clarification when we disclose a specific number of policies, issues, securitizations, or any other categorization with respect to our financial guarantees.

SEC Comment:

2.	We acknowledge your response to previous comment one and your disclosure on pages 55 and 56 of your 2009 Form 10-K indicating that in the fourth quarter of 2009 you began extrapolating the results from your samples of ineligible loans to other loans. Please revise your disclosure to quantify the impact of this change on your total insurance loss recoverable, including the asset for losses already paid and the amount netted against your claim liabilities associated with unpaid losses.

MBIA Response:

In the fourth quarter of 2009, our valuation of the recoverable related to put-backs of ineligible loans reflected our assumption that the probability that we recover substantially more than the amounts related to files we already reviewed was higher than the probability that we recover less. This revised assumption resulted in a total estimated recovery that was approximately $300 million higher than what we would have recorded if we did not make the change. As described in our disclosure appearing on page 55 and 56 of our Form 10-K for the period ended December 31, 2009, in order to calculate the amount of our estimated recovery we probability weighted a range of scenarios that include: 1) recovery of amounts related to charged off loan files that we have already reviewed and found to breach representations and warranties; 2) recovery of amounts related to currently performing loans expected to be charged off in the future, assuming breach rates on those loans are consistent with breach rates on the population of loans we have reviewed; and 3) recoveries assuming sellers/servicers repurchase all loans that were deemed to be in breach of the sellers’/servicers’ representations and warranties estimated by applying the breach rates on loans we have reviewed to the entire population of loans, including those not expected to be charged off. In assigning weightings, we assumed higher probabilities of recoveries for scenarios that included actual reviews of loan files. The recorded amount (the sum of the insurance recoverable asset and the offset to the loss reserve) is equal to the sum of the discounted probability weighted values of the scenarios, not to exceed our total losses incurred to date.

We will provide disclosure similar to the above with respect to the quantitative impact of this change as of December 31, 2009 in our next filing on Form 10-Q.

SEC Comment:

3.	Please revise your disclosure to clarify how you determined breach rates from the 33,000 mortgage loans within 30 first and second-lien mortgage loan securitizations. In particular, clarify at what level you establish a sample (i.e., an individual securitization or groups of securitizations) and to what you extrapolate the results from your sample. If your sample relates to a group of securitizations, please clarify in your disclosure your basis for grouping securitizations and why it is appropriate if, as it appears, each securitization has different underlying characteristics.

MBIA Response:

Typically, breach rates are determined by reviews of individual loan files contained within a specific securitization. A loan is considered to be in breach when the loan does not conform to one or more specific representations and warranties contained within the operative documents of a transaction. As noted in our January 29, 2010 letter to you and as disclosed in our Form 10-Q for the quarter ended March 31, 2010 (page 55), reviewed loans were graded by our forensic review consultants using an industry standard three level grading scale. Level 3 loans, which contain material deviations from underwriting guidelines, were further divided into five categories based on the nature of deviations. For accounting purposes, we focused on loans in two of these five categories, those with credit breaches (i.e., debt-to-income and/or loan-to-value breaches) or credit and compliance breaches (i.e., credit breaches and missing critical documents such as HUD-1 forms). We determine breach rates by dividing the number of loans that contain credit and/or credit and compliance breaches by the total of loans reviewed for a particular transaction. In some of the probability weighted scenarios we use to value the recoveries, we employ extrapolation by applying these derived breach rates to loans that we have not reviewed. In some scenarios we extrapolate the breach rates to the population of loans expected to be charged off in the future; and in others we extrapolate the breach rates to the entire population of loans not reviewed, whether or not they are expected to be charged off in the future. (The number of loans that are expected to be charged off in the future is estimated on a transaction-by-transaction basis utilizing our cash flow models and the “Roll Rate Default Methodology” described under Loss and LAE Expense Reserves in the Critical Accounting Estimates section of our MD&A.) The probability weighted values of the scenarios employing extrapolation reflect discounts where we are not able to review random samples of loan files.

We will enhance our current disclosure to clarify how we determine and use breach rates to calculate estimated recoveries by including a discussion similar to the above in our next filing on Form 10-Q.

SEC Comment:

4.	Please revise your disclosure to clarify whether you have been denied access to loan origination files and, if so, its effect on your methodology for estimating subrogation recoveries. For example, if you have been denied access to loan origination files for a particular securitization, clarify how you were able to determine a representative breach rate for that securitization.

MBIA Response:

While we were denied access to certain loan files during our loan file review process, we believe that the number of loan files we reviewed within each transaction for which we recorded estimated recoveries was adequate to determine representative breach rates. In valuing our recoveries, the probability weighted values of the scenarios employing extrapolation reflect discounts where we are not able to review random samples of loan files.

We will include disclosure similar to the above in our next filing on Form 10-Q.

SEC Comment:

5.	Refer to the statement on page 84 of your 2009 Form 10-K that you expect that there will be additional ineligible mortgages in the 30 reviewed securitizations or in other transactions. Please revise your disclosure to clarify how the identification of additional breaches within the currently reviewed 30 securitizations will impact your estimated recoveries. If you expect an impact, please ensure your proposed disclosure explains why if, as it appears, your estimation methodology already extrapolates your sample breach rate results to the 30 reviewed securitizations. In addition, please revise your disclosure to provide some indication about your plans to expand the scope of your reviews beyond the 30 securitizations reviewed.

MBIA Response:

MBIA’s calculation of estimated recoveries is determined by our use of probability weighted scenarios as required by the accounting guidance provided in ASC 944, “Financial Services – Insurance.” The range of scenarios include: 1) recovery of amounts related to charged-off loan files that we have already reviewed and found to breach representations and warranties; 2) recovery of amounts related to currently performing loans expected to be charged off in the future, assuming breach rates on those loans are consistent with breach rates on the population of loans we have reviewed; and 3) recoveries assuming sellers/servicers repurchase all loans that were deemed to be in breach of the sellers’/servicers’ representations and warranties estimated by applying the breach rates on loans we have reviewed to the entire population of loans, including those not expected to be charged off. The probabilities assigned to potential recoveries on loans that have been reviewed are higher than the probabilities assigned to recoveries using extrapolation to loans that have not been reviewed. Thus, using our current assumptions, the actual review of loan files will have more of an impact on recoveries than extrapolation. As of March 31, 2010, we reviewed over 41,000 mortgage loans within 32 issues. It is possible that we will review loan files within additional securitizations in the future. However, at this time, we have not determined if and when we will expand our review beyond the 32 issues for which we are now reviewing files.

We will include disclosure similar to the above in our next filing on Form 10-Q.

SEC Comment:

6.	Please revise your disclosures to clarify how your recorded estimated recoveries, both the asset amount and the portion netted against claim liabilities, relate to your disclosures about claim liabilities and exposures. At a minimum, please ensure that you:

a.	Explain how your tables on page 84 of your 2009 Form 10-K related to the net par outstanding associated with your RMBS ties to the exposures identified in your table of financial guarantees and the related claim liability segregated by surveillance categories as presented on page 199 of your 2009 Form 30-K; and

b.	Quantify the number of loans and indicate the gross insured contractual principal and interest payments associated with the 30 securitizations on which you recorded extrapolated recoveries so that readers may understand how these recoveries relate to the information disclosed on page 199 of your 2009 Form 10-K related to the 95 issues on which you have accrued claims liabilities.

MBIA Response:

The tables on page 84 present the net par outstanding (i.e. net of reinsurance) of all our direct RMBS insured exposure. The table on page 199 provides surveillance categories and other information for a subset of our entire insured portfolio – that portion which was currently performing below expectations. That is, the table on page 84 includes the direct RMBS exposure placed in a surveillance category and, therefore, included in the table on page 199, as well as direct RMBS exposure not placed in a surveillance category and, therefore, excluded from the table on page 199. In accordance with the disclosure requirements of ASC 944, the exposure presented in the table of financial guarantees and the related claim liability appearing on page 199 are presented gross of reinsurance and represent only those exposures that have been placed in a surveillance category. We will further clarify the composition of the data included in the tables on pages 84 and 199 in our next filing on Form 10-Q.

As disclosed on page 55 of our Form 10-K for the year ended December 31, 2009, we had reviewed over 33,000 mortgage loans within 30 first and second-lien mortgage loan securitizations (or “issues”). Based on our review, we recorded recoveries related to approximately 22,000 loans in 27 of the 30 issues. The gross insured contractual principal and interest payments associated with the 27 issues were $11.1 billion and $3.5 billion, respectively, as of December 31, 2009. The 27 issues and related principal and interest are included in the 95 issues and the principal and interest reported under the “Classified List” caption in the table on page 199. Please note that we enhanced our disclosure to clarify the composition of the gross claim liability and gross potential recoveries included in the table of financial guarantees and related claim liability segregated by surveillance category included on page 58 of our Form 10-Q for the quarter ended March 31, 2010. We will further enhance this disclosure with information similar to that provided above in our next filing on Form 10-Q.

SEC Comment:

7.	Please revise your disclosure to clarify how you would physically recoup your claims payments already made if only future payments inure to the trust when a servicer/seller substitutes defective loans for new ones as indicated on page 198 of your 2009 Form 10-K.

MBIA Response:

A large percentage of the loans contained within MBIA’s second-lien portfolio have elevated default and delinquency rates, as well as extremely high ineligibility rates. Ultimately, the expected defaults of these ineligible loans will result in losses to MBIA. When seller/servicers honor their obligations to cure breaches of their representations and warranties, they generally may opt to repurchase or replace the mortgages. To the extent that an issuer replaces ineligible and non-performing loans with eligible and performing loans, the substitution would be expected to stabilize performance and reduce MBIA’s future claim payments. To the extent that the new loans generate cash in excess of amounts due by the trust in the current period, the excess cash will be used to reimburse MBIA for claim payments made in prior periods.

Sellers/servicers are contractually obligated to cure, repurchase, or substitute ineligible mortgage loans. To date, sellers/servicers have not substituted loans which MBIA has put back but rather have either repurchased the ineligible loans or have taken no action with respect to the ineligible loans. The lack of action by the sellers/servicers has caused us to initiate litigation against sellers to enforce their obligations.

We will include disclosure similar to the above with respect to recovering our claim payments in our next filing on Form 10-Q.

SEC Comment:

8.	Please revise your disclosures in Note 12 and MD&A of your 2009 Form 10-K to clarify how the $1.6 billion related to estimates of potential recoveries resulting from ineligible mortgages as disclosed on page 196 differs from the $1.5 billion disclosed on page 197. Please further clarify how these amounts relate to the $2.4 billion asset for insurance loss recoverable and the $831 million in expected recoveries on unpaid losses netted against your gross loss and LAE reserves at December 31, 2009.

MBIA Response:

The $1.6 billion related to estimates of potential recoveries resulting from ineligible mortgages included in our incurred loss and LAE, as disclosed on page 196, represents our estimate of potential recoveries before reinsurance. Please note we separately disclosed in the same paragraph on page 196 that the impact of reinsurance on our incurred loss and LAE was $50 million. On page 197, we disclosed that the $1.5 billion of estimated potential recoveries we recognized during 2009 is “net of reinsurance”.

The above amounts are components of our incurred loss and LAE for the year ended December 31, 2009 and are reflected within “Losses and loss adjustment expense” in our statement of operations. Current period changes in our estimate of potential recoveries may impact the amount recorded as an asset for insurance loss recoverable, the amount of expected recoveries on unpaid losses netted against our gross loss and LAE reserves, or both. Of the $1.6 billion of potential recoveries resulting from ineligible mortgages (before reinsurance) included in our incurred loss and LAE for the year ended December 31, 2009, $1.4 billion was recorded as an increase to our asset for insurance loss recoverable and $223 million was recorded as an increase to recoveries netted against our gross loss and LAE reserves. We will enhance our disclosure by including a discussion similar to the above in order to clarify the relationship between estimated recoveries recorded in our statement of operations and the amount of estimated recoveries recorded in our balance sheet in our next filing on Form 10-Q.

SEC Comment:

9.	Please revise your disclosures in Note 12 of your 2009 Form 10-K to provide a rollforward of your total recoveries on ineligible loans including both the asset portion associated with the recovery of already paid losses and the portion netted against claims liabilities associated with unpaid losses. Quantify how much of the activity during the period is a re-estimation of the opening balance. Quantify and explain each underlying reason for material changes depicted in the rollforward.

MBIA Response:

In response to your request, we will include disclosure similar to the below in our next filing on Form 10-Q updated as of that date. Please note the amounts included in the below proposed disclosure represent those that would have been reported for the year ended December 31, 2009. We began recording recoveries on ineligible loans in 2009 therefore, there was no re-estimation of the opening balance for the period provided below. However, we will provide such information for periods ending after December 31, 2009.

“The following table presents the Company’s total estimated recoveries from ineligible mortgage loans included in certain insured first and second-lien mortgage loan securitizations. The total estimated recoveries from ineligible loans of $1.6 billion as of December 31, 2009 include $1.4 billion related to paid claims reported in “Insurance loss recoverable” and $223 million related to unpaid claims reported in “Loss and LAE reserves” on our consolidated balance sheet.

in millions

Total estimated recoveries on ineligible loans as of December 31, 2008	Accretion of future collections	Changes in Discount Rates	Changes in Assumptions	Total estimated recoveries on ineligible loans as of December 31, 2009
$ —	$13	$(56)	$1,618	$1,575

“The $1.6 billion related to changes in assumptions in the preceding table resulted from the Company’s recognition of its right to receive recoveries from the sellers’/servicers’ contractual obligation to cure, repurchase, or substitute ineligible loans within MBIA-insured transactions.”

SEC Comment:

10.	We acknowledge your response to our previous comment six and your disclosure in Note 12 of your 2009 Form 10-K, including your rollforwards of the loss and LAE reserve and your insurance loss recoverable. Please revise your disclosures in Note 12 to:

a.	Separately rollforward the $831 million in expected recoveries on unpaid losses at December 31, 2009 from your gross loss and LAE reserves;

b.	Clarify how much of the $831 million in expected recoveries on unpaid losses netted in your loss and LAE reserves is related to recoveries on ineligible loans;

c.	Quantify how much of the activity during the period in each rollforward is a re-estimation of the opening balance. If material, quantify and explain each underlying reason for the re-estimation;

d.	Explain and quantify the underlying reasons for the change in assumptions in each rollforward; and

e.	Explain why you indicate on page 201 of your 2009 Form 10-K that insurance loss recoverable increased $1.6 billion related to your review of ineligible mortgage loans when on page 82 you indicate that the amount is $1.3 billion.

MBIA Response:

In response to your request that we separately rollforward expected recoveries on unpaid losses, we will include a rollforward of such recoveries from December 31, 2009 to June 30, 2010 within our existing rollforward table of our insurance loss recoverable (appearing on page 201 of our Form 10-K for the year ended December 31, 2009) in our next filing on Form 10-Q. Additionally, we will provide the sum total of these two rollforwards in order to provide users of our financial statements with a rollforward of expected recoveries irrespective of their balance sheet location. The following table is an example of our proposed disclosure. Please note that it is impractical for us to provide the separate rollforward of expected recoveries on unpaid losses for the year ended December 31, 2009 as we did not assemble the data used to prepare our loss and LAE reserve rollforward in a way which would facilitate a disaggregating of our loss reserves and related expected recoveries for that period.

In millions
	As of December 31, 2009	Collections for Cases with Recoveries	Accretion of Recoveries	Changes in Discount Rates	Changes in Timing of Collections	Changes in Assumptions	Change in LAE Recoveries	As of June 30, 2010
Insurance loss recoverable	$	$	$	$	$	$	$	$
Recoveries on unpaid losses

Total	$	$	$	$	$	$	$	$

For each of our rollforward tables, we will quantify and explain activity during the period resulting from re-estimations of opening balances or changes in other assumptions. By re-estimations, we assume you are referring to changes in loss reserves or expected recoveries due to changes in assumptions used in prior periods. We will also modify our description of changes in our rollforwards, as necessary, to further clarify the nature of activity during the current period.

There were $223 million of expected recoveries on unpaid losses from ineligible loans netted in our loss and LAE reserves as of December 31, 2009. Please note we have included this information in our proposed disclosure included in our response to your comment 9.

The $1.6 billion reported on page 201 represents our estimated recoveries on paid and unpaid losses recorded during 2009, before reinsurance, while the $1.3 billion reported on page 82 represents our estimated recoveries on only paid losses, after reinsurance. In the context of the respective discussions on pages 82 and 201, and consistent with our response to your comment 8, the more relevant amount with respect to the increase in our insurance loss recoverable from ineligible mortgage loans was $1.4 billion. In connection with the enhancements to our disclosures presented in this letter, we will ensure that amounts are presented and described in a consistent manner.

SEC Comment:

11.	It is unclear whether you consider potential recoveries on ineligible loans in your fair value estimate of credit derivative contracts sold or whether you record a contingent gain. Please revise your disclosure to clarify how you considered the contingencies associated with the various law suits associated with credit derivatives that you filed against others as disclosed in Note 24 of your 2009 Form 10-K. Please tell us how your accounting complies with GAAP and reference for us the authoritative literature you relied upon to support your position.

MBIA Response:

All of our policies insuring residential mortgage-backed securitizations for which we have initiated litigation against sellers/servicers are in the form of financial guarantee insurance contracts and are accounted for under ASC 944, “Financial Services - Insurance.” Policies insuring credit derivative contracts for which we initiated litigation against sellers/arrangers are accounted for as derivatives and carried at fair value under ASC 820, “Fair Value Measurements and Disclosures.” Under ASC 820, fair value is calculated using a price that would be paid to transfer the contract in an orderly transaction between market participants at the measurement date. As such, the fair value of our insured credit derivatives considers the price a hypothetical third-party market participant would require to assume the contract and, in general, not the price at which MBIA may settle the contract, either through litigation or other negotiations with counterparties of our contracts. Additionally, in accordance with ASC 450, “Contingencies,” we have not recorded a gain contingency with respect to such litigation.

We will include disclosure similar to the above in our next filing on Form 10-Q.

****

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-Q. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin